FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus, D
N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Media Enquires

Daniel Thöle
Tel
+27 11 644-2638
Mobile  +27 82 929-3672
Investor Enquires

Willie Jacobsz
Tel
+(508) 358-0188
Mobile  +(857) 241 7127

MEDIA RELEASE
GOLD FIELDS ANNOUNCES RESOURCES OF
251 MILLION OUNCES AND RESERVES OF
83 MILLION OUNCES
Johannesburg, August 25, 2008: Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) today published its Resources and Reserves
Statement, as at 30 June 2008.

Gold Fields CEO, Nick Holland said: “Gold Fields’ 83moz reserve base remains one of the strongest in the industry and provides Gold Fields with a robust base from which to pursue its aggressive growth strategy.
Central to this growth strategy is the 251moz of resources which represents significant organic growth potential at each of our existing mines.”

Net of the 5.7moz of depletion over the last 18 months – the sale of the
Choco 10 Gold Mine in Venezuela and the Essakane Project in Burkina
Faso; and inclusive of copper and platinum as gold equivalent ounces:
•
Gold Fields’ total attributable precious metal Resources have remained flat at 251moz from 252moz as at December 31 2006
(4% increase in resources after depletion)
•
Gold Fields’ total attributable precious metal Reserves have decreased by 12% to 83moz from 94moz as at December 31
2006 (4% decrease in reserves after depletion)
The Reserves were calculated using approximate historical three-year average commodity prices as required by the United States Securities and Exchange Commission (SEC) guidelines (US$650/oz in Ghana and
Peru, ZAR150,000/kg in South Africa, and A$750/oz in Australia). The
copper price used for the reserve calculation is US$1.75/lb.

However, if the Reserves are calculated using gold prices which approximate the spot price of gold (around US$810/oz), Gold Fields’
Reserves are robust at approximately 91moz. At these prices, which are significantly higher than the SEC’s mandated three-year trading average, the leverage inherent in Gold Fields’ resource base is apparent.

The gold prices used to calculate Resources represent upside potential of US$ 23%, A$ 23% and ZAR 20% above the reserve prices which is more aligned with recent spot prices, and reflect the very significant upside potential in the Gold Fields ore bodies. The copper price used for the resource calculation is US$2.10/lb which reflects the same 20% delta between the gold resource and reserve prices.

Resources are reported inclusive of Reserves, geotechnical support and stability pillars.
The Group’s Resource and Reserve statement has been reviewed by the Gold Fields Board and has been audited and approved by leading independent global mining consultancies. The statement is
SAMREC and Industry Guide 7 (SEC) compliant and the process followed in producing the declaration is in alignment with the guiding principles of the Sarbanes-Oxley Code (SOX). Industry specific statutory codes (SAMREC Code, NI 43-101, JORC, etc.) are not superseded by the SOX directives, and consequently the Gold Fields Competent Persons Reports integrate the requirements of the various reporting codes and present compliant documentation for public reporting.
The pillar and remnant mining review commissioned in April 2008 as part of Gold Fields’ commitment to safety has now been completed. As a result of the review, 600,000oz of reserves in pillar and remnant areas at
Driefontein have been removed, constituting 3% of the total reserves over the life of that mine. At Kloof, 5% of the total reserves over the life of the mine have been removed, amounting to 500,000oz.

Inclusive of the pillar mining impact, production at Driefontein is projected to be 6,400kg during Q1F2009, stabilising at 6,800kg during Q2F2009 and beyond. Production at Kloof is projected to be 3,900kg during Q1 and
Q2F2009, stabilising at approximately 6,000kg in Q3F2009 and beyond. This is line with previous guidance provided on 1 August 2008.

The full Gold Fields 2008 Resources and Reserves Supplement will be published with the Gold Fields
F2008 Annual Report on 29 September 2008. Gold Fields’ 2008 Resources and Reserves tables are available on the company website at www.goldfields.co.za.

-ends-
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces.
Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE) and the Dubai International
Financial Exchange (DIFX), the New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 August 2008

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs